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                                                                       Exhibit 1


                 BOARD RESOLUTION ADOPTED ON SEPTEMBER 16, 1966
    BY THE BOARD OF DIRECTORS OF THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOW, THEREFORE, BE IT RESOLVED:

A. That the company hereby establishes a segregated investment account in accordance with the provisions of Section 59 of an Act of the Legislature of the State of Indiana entitled "An Act concerning insurance, and declaring an emergency", approved March 8, 1935, as amended.

B. That the segregated investment account be registered as an investment company under the Investment Company Act of 1940, as amended, and application be made for the exemptions from such provisions of that Act as may be desirable.

C. That the Company issue contracts providing for the payment of cost or of benefits, or both, computable on the basis of experience factors derived from the segregated investment account of assets placed in that account by the Company from contributions under such contracts, all as determined by the President of the Company.

D. That to the extent necessary, contracts authorized by this resolution be registered under the Securities Act of 1933, as amended.

E. That the company be registered as a broker-dealer under the Securities Exchange Act of 1934, as amended.

F. That the Board of Directors of the Company hereby establishes, as a committee of this board, a variable annuity investment committee, to be selected by the President of the Company from among the persons serving on the Investment Committee of the Company; and that the President of the Company is hereby authorized to determine the number (which shall be not less than three), the identity of the members of the variable annuity investment committee and the name by which this committee shall be known.

G. In aid of achieving the objectives of this resolution, the President of the Company, and such officers and employees of the Company as he may select, specifically, but not by way of limitation, shall be empowered to:

     1. Register the segregated investment account as an investment company, as authorized by paragraph B of this Resolution;

     2.  Register the contracts as authorized by paragraph D of this Resolution;
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     3.  Register the Company as a broker-dealer as authorized by paragraph E of this Resolution;

     4. Execute agreements on behalf of the company relating to the operation of the segregated investment account, including, without limitation, sales, investment and administrative services, death benefits, mortality guarantees, and expense guarantees.

     5. Name the initial board of directors of the segregated investment account, who shall serve until their successors are duly elected and qualified and to designate the name by which such board of directors shall be known.

     6. Establish the amount appropriate for compensation and expenses of members of the board of directors of the segregated investment account.

     7. Take the necessary steps to cause appropriate Rules and Regulations to be established for the effective and proper operation of the segregated investment account.

     8. Designate the name by which the segregated investment account shall be known.

     9. Do and perform every act and thing which may be necessary, requisite or proper to accomplish the objectives of this resolution, hereby ratifying and confirming each and every act done and performed by the President and such officers and employees on behalf of the Company.